

January 12, 2022

Clay Bretches
Chief Executive Officer and President
Altus Midstream Company
One Post Oak Central
2000 Post Oak Boulevard, Suite 100
Houston, TX 77056-4400

> **Re: Altus Midstream Company**
> **Registration Statement on Form S-3**
> **Filed January 7, 2022**
> **File No. 333-262043**

Dear Mr. Bretches:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Troy Harder, Esq.